SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

OSG AMERICA L.P.

(Name of Subject Company)

OSG AMERICA L.P.

(Name of Person(s) Filing Statement)

Common Units representing limited partner interests

(Title of Class of Securities)

671028 10 8

(CUSIP Number of Class of Securities)

Henry P. Flinter

OSG America LLC

Two Harbour Place

302 Knights Run Avenue

Tampa, FL 33602

(813) 209-0600.

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction or passed upon the merits or fairness of such transaction or passed upon the adequacy or accuracy of the information contained in this document. Any representation to the contrary is a criminal offense.

EXHIBIT INDEX

Exhibit	Description
(a)(1)(i)	Press Release Issued by OSG America L.P. on September 24, 2009